

Mail Stop 4561

October 25, 2016

Mr. David M. Wehner
Chief Financial Officer
Facebook, Inc.
1601 Willow Road
Menlo Park, CA 94025

> **Re:** **Facebook, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed January 28, 2016**
> **Form 10-Q for the Quarter Ended June 30, 2016**
> **Filed July 28, 2016**
> **File No. 001-35551**

Dear Mr. Wehner:

We have reviewed your July 15, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 49

1. We note that your cash paid for income taxes is significantly less than your income tax provision for each reporting period. For the years ended December 31, 2015, 2014 and 2013 you paid $273 million, $184 million and $82 million for income taxes while your current tax provision was $3,318 million, $2,225 million and $1,291 million, respectively. Please describe to us in detail the factors causing the differences between the cash paid for income taxes and the current tax expense included in your provision. In

addition, tell us whether you anticipate that future cash outlays for income taxes will substantially exceed income tax expense in the future.

Form 10-Q for the Quarter Ended June 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for income taxes, page 33

2.   We note that in 2015, your unrecognized tax benefits increased by $1.3 billion, or 79%, to $3.0 billion from $1.7 billion. We understand from your response to comment 3 of our letter dated April 25, 2016 that the uncertainties relate to licensing arrangements between wholly-owned entities that shifted domestic income to foreign jurisdictions, primarily Ireland. We also note from your response to comment 3 of our letter dated June 30, 2016, that you do not expect similar unrecognized tax benefits in the future which would offset the income tax benefits provided by income from foreign subsidiaries. However, your disclosure on page 19 of your recent Form 10-Q states that your existing tax positions will continue to generate an increase in unrecognized tax benefits in subsequent periods (although we note that the change from December 31, 2015 to June 30, 2016 was significantly smaller at $130 million).

      Please explain to us: (1) this apparent inconsistency regarding whether your existing tax positions will continue to result in the recognition of unrecognized tax benefits in subsequent periods and (2) why the magnitude of the change in the unrecognized tax benefits differs so significantly in 2016, as compared to 2015 (recognizing that 2016 only reflects six months to date).

3.   Please tell us the nature of the uncertain tax positions and related amounts comprised in your unrecognized tax benefits balance at each balance sheet date, the duration of those uncertain tax positions, and the amount of the change in unrecognized tax benefits that affected your effective tax rate in 2015.

4.   We note your disclosure that if the IRS prevails in its position it could result in an additional federal tax liability of an estimated aggregate amount of approximately $3.0 to $5.0 billion, plus interest and any penalties asserted. Please tell us whether the amounts are additional to amounts reported in unrecognized tax benefits, which gross balance was $3.15 billion as of June 30, 2016. If the amounts associated with this issue are included in the unrecognized tax benefit balance as of June 30, 2016, please tell us when they were accrued.

5.   We note from your response to comment 1 of our letter dated June 30, 2016, that you expect your effective tax rate to decline, presumably from 40.4% experienced in 2015. We also note that this expectation is reflected in your estimated annual tax rate applied to interim financial statements of 26%. Please tell us whether you reasonably expect further

changes, either increases or decreases, to your effective tax rate, and if so, the reasons for your expectation.

6.   We note from your response to comment 3 of our letter dated June 30, 2016, that the increase in U.S. income and decrease in Ireland income resulted from certain transactions between wholly-owned entities that occurred in 2014 but not in 2015, and that the 2014 transactions did not affect your effective tax rate in 2015. Please explain to us in greater detail the nature of the 2014 intercompany transactions and how they differed from the intercompany transactions in 2015. For example, please tell us whether the 2014 transactions related to the transfer of intellectual property from your U.S. to your Irish entities, while your 2015 transactions related to your Irish entities generating income from that intellectual property. In addition, tell us whether the additions to unrecognized tax benefits in 2015 relate to the 2014 intercompany transactions. If so, explain to us why they were not recorded in 2014.

7.   We note from your prior response to comments 1 and 3 in our letter dated April 25, 2016 and comment 4 in our letter dated June 30, 2016 that you reflect the unrecognized tax benefits associated with your intercompany licensing arrangements in domestic tax expense, presumably under the view that the uncertain intercompany tax positions will not be sustained. However, it appears that the split between domestic and foreign pre-tax income assumes that the uncertain tax positions are sustained, as the income from the intercompany licensing arrangements appears to be reflected as foreign. Moreover, we understand that the unrecognized tax benefits associated with your intercompany licensing arrangements are reflected in the "effects of non-U.S. operations" in your income tax rate reconciliation. Please explain to us how you determined the presentation of pre-tax income and tax expense as domestic or foreign and how your presentations of activity between domestic and foreign are internally consistent.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services